Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

January 6, 2017

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Growth & Income Fund, Inc. Post-Effective Amendment No. 130 ("PEA No. 130") File Nos. 2-11023 and 811-00126

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced post-effective amendment to the registration statement filed on November 4, 2016, on Form N-1A for AB Growth & Income Fund, Inc. (the "Fund"). You provided the Staff's comments to me by telephone on December 19, 2016.

As reflected in our cover correspondence filed with it, PEA No. 130 was filed solely to reflect changes to the Fund's name and to certain of the Fund's principal investment strategies.

The Staff's comments and our responses thereto are discussed below.

GENERAL

Comment 1:
Please ensure that the facing sheet of the Fund's next post-effective amendment includes the following: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:
The facing sheet of the Fund's next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Comment 2:	Please ensure that the new name of the Fund is reflected in the series and class identifier on EDGAR.

Response:	The Fund confirms that its next post-effective amendment will update the series and class identifier on EDGAR to reflect the new name of the Fund, which becomes effective on January 9, 2017.

PROSPECTUS

Summary Information

Comment 3:	Please provide all missing information in the "Annual Fund Operating Expenses" table.

Response:
As noted above, PEA No. 130 was filed solely to reflect changes to the Fund's name and to certain of the Fund's principal investment strategies, so the fee table will reflect the information included in the Fund's current prospectus dated February 29, 2016. The Fund will provide updated expense information for its 2016 fiscal year-end in the annual update of the prospectus and statement of additional information for the Fund (the "Annual Update"), which is scheduled to be filed in late February 2017.

Comment 4:	Please update the expiration date of the fee waiver in footnote (d) to the "Annual Fund Operating Expenses" table as necessary.

Response:
As noted above, PEA No. 130 was filed solely to reflect changes to the Fund's name and to certain of the Fund's principal investment strategies, the expiration date will be consistent with the Fund's current prospectus dated February 29, 2016. Information regarding the fee waiver for the period beginning at the end of February 2017 will be updated as part of the Annual Update.

Comment 5:	Confirm supplementally that the contractual fee waiver may be terminated only by the Fund's board of directors.

Response:	The Fund confirms that the contractual fee waiver may be terminated only by the Fund's board of directors.

Comment 6a:	The "Principal Strategies" section contains disclosure regarding "value" stocks. Please provide corresponding disclosure in the "Principal Risks" section.

Response:	The Fund believes that the "Principal Risks" section contains appropriate disclosure of the risks of investing in the Fund. The disclosure has not been revised in response to the comment.

Comment 6b:	The "Principal Strategies" section contains disclosure regarding mid- and small-capitalization companies. Please provide corresponding disclosure in the "Principal Risks" section.

Response:	The Fund believes that the "Principal Risks" section contains appropriate disclosure of the risks of investing in the Fund. The disclosure has not been revised in response to the comment.

Comment 6c:	Please review the "Principal Strategies" section and provide appropriate corresponding disclosure in the "Principal Risks" section of the prospectus.

Response:	The Fund believes that the "Principal Risks" section contains appropriate disclosure of the risks of investing in the Fund. The disclosure has not been revised in response to the comment.

Comment 7a:
As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund's intent.  Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Fund believes that the current disclosure is consistent with the ICI Letter.

Comment 7b:	Please disclose the type of swaps in which the Fund may invest.

Response:	The Fund discloses in the prospectus that the Fund may invest in currency swaps, credit default swaps and total return swaps.

Comment
7(c)(i):
Regarding total return swaps, please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), is familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and is aware that the SEC may issue further guidance on such transactions that could affect Fund operations.

Response:
The Fund acknowledges that it is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund's operations.

Comment
7(c)(ii):
If the Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:	The Fund covers its positions in accordance with the Investment Company Act of 1940, the rules thereunder, and SEC and Staff interpretative guidance.

Comment 8:
The "Principal Strategies" section discloses that the Fund may invest in  shares of exchange-traded funds in lieu of making direct investments in equity securities.  Please provide corresponding disclosure in the "Principal Risks" section.

Response:	The Fund believes that the "Principal Risks" section contains appropriate disclosure of the risks of investing in the Fund. The disclosure has not been revised in response to the comment.

Comment 9
The Fund includes principal risk disclosure regarding foreign (non-U.S.) risk and currency risk. Please ensure that the appropriate corresponding principal investment strategy is reflected in the "Principal Strategies" section of the prospectus.

Response:
The Adviser's "research universe" of companies referenced in the Fund's principal investment strategies may include non-U.S. companies. The Fund may invest in such companies from time to time based on the application of the Adviser's valuation model to the research universe. The Fund believes that this principal investment strategy disclosure appropriately corresponds to the referenced risk disclosures. The disclosure has not been revised in response to this comment.

Additional Information about the Fund's Risks and Investments

Comment 10:
Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:
The Fund has reviewed IM Guidance Update 2014-08. The Fund's prospectus disclosure states that this section of the prospectus provides additional information about the Fund's investment practices and related risks, including principal and non-principal strategies and risks. The Fund's principal strategies and risks are identified in the Summary Section of the prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Fund believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 11:
Revise the introductory narrative to the "Additional Risks and Other Considerations" section to clarify whether the disclosures refer to principal or non-principal risks. In doing so, if principal and non-principal risks are described, please delineate into two sections with principal risks first.

Response:	Please see the Fund's response to Comment 10.

Appendix A

Comment 12:
Revise the first sentence of this section to include previous language disclosing that this information is provided because a settlement agreement between the Adviser and the New York State Attorney General requires the Fund to include supplemental hypothetical investment information.

Response:
Per the settlement agreement with the New York State Attorney General, the Fund is not required to disclose the reason it includes supplemental hypothetical investment information.  The Fund believes the disclosure provided is not confusing and appropriately explains that the information reflects the effect of the Fund's expenses, including investment advisory fees and other Fund costs, on the Fund's returns over a 10-year period.

SAI

Comment 13:
Please provide additional disclosure in the "Investment Restrictions" section relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Fund's investments in greater detail.

Response:
The Fund believes the current disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by the Fund's Board of Directors. The SAI has not been revised in response to this comment.

Comment 14:
The SAI contains several sections with disclosure regarding the most recent fiscal and/or calendar year.  Please confirm whether the Fund intends to update this information as of the most recent calendar (i.e., as of 2016) or fiscal year.

Response:	The Fund will provide updated information as part of its Annual Update, which references both calendar year and fiscal year time-periods.

Comment 15:
Please either reconcile (and delete disclosure, as applicable) the fourth and fifth paragraphs under the "Redemption and Repurchase of Shares- Redemption" section of the SAI, which discuss redemption of shares for which share certificates have (or have not) been issued, with the second sentence of the seventh paragraph under the "Purchase of Shares- Purchase of Shares" section of the SAI, which states that "…the Funds will not issue share certificates representing shares of a Fund."

Response:
While the Fund does not currently issue share certificates, some AB Funds included in the Fund's SAI have historically issued share certificates.  Therefore, the SAI has not been revised in response to this comment.

Comment 16:
Please confirm that the Fund will provide updated information regarding control persons, principal holders of Fund securities, and management's ownership of Fund securities (Items 18(a), 18(b) and 18(c) of Form N-1A, respectively).

Response:	The Fund confirms it will provide updated information in accordance with Items 18(a)-(c) of Form N-1A.

Comment 17:
Please revise the Proxy Voting Policy Statement attached as Appendix A to provide more details on the actual policies used by the Adviser in accordance with the requirements of Item 17(f) of Form N-1A.

Response:
Item 17(f) of Form N-1A requires that a fund "describe the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities . . . ." The item permits (but does not require) a fund to satisfy this requirement by including a copy of the policies and procedures themselves (Instruction 1 to Item 17(f)). The Fund believes the description provided in the SAI meets the requirements of Item 17(f) of Form N-1A.

*          *          *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Mark F. Samra
Mark F. Samra

cc:           Emilie D. Wrapp, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.